Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
March 20, 2008
Via EDGAR and Federal Express
Mr. Adé K. Heyliger
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance — Office of Mergers & Acquisitions
100 F Street, N.E.
Mail Stop 3628
Washington, DC 20549-0303

Re:	Bright Horizons Family Solutions, Inc.
Schedule 13E-3
Filed February 19, 2008
File No. 005-54461

Preliminary Proxy Statement on Schedule 14A
Filed February 19, 2008
File No. 000-24699
Dear Mr. Heyliger:
     On behalf of our client, Bright Horizons Family Solutions, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated March 12, 2008, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Transaction Statement on Schedule 13E-3 of the Company, Swingset Acquisition Corp., Swingset Holdings Corp., Bain Capital Fund X and Joshua Bekenstein under the Exchange Act, in each case filed by the Company on February 19, 2008. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Transaction Statement”), which are being filed with the Commission today, both clean and marked to show changes from the initial versions filed on February 19, 2008. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

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Mr. Adé K. Heyliger
Securities and Exchange Commission
March 20, 2008

     We represent the Company only. To the extent any response relates to information concerning Parent, Merger Sub, Bain, Joshua Bekenstein, the Rollover Holders, Goldman Sachs or Evercore, such response is included in this letter based on information provided to the Company and us by such other persons or their respective representatives.
SCHEDULE 13E-3
1.	Please provide your analysis as to why you do not believe the Rollover Holders/Interested Directors should be named as filing persons on the Schedule 13E-3. For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. The analysis should explain why you do not believe the proposed transaction with Bain is being conducted on behalf of the Rollover Holders. In this regard, we note your disclosure of the Rollover Holders’ interest in participating in a leveraged buyout by a financial sponsor, as well as your disclosure of Bain’s history with the Company and the special committee’s willingness to consider a transaction with Bain, at a “compelling price . . . without fully exploring other potential sale opportunities.”

RESPONSE: We respectfully advise the Staff that the filing persons have considered the issue of whether any of the Company’s directors or executive officers (other than Joshua Bekenstein, who is already a filing person) should be named as a filing person on the Transaction Statement. Consistent with the Staff’s views expressed in Section II.D.3 of the Current Issues Outline dated November 14, 2000 (the “Outline”), this assessment was based on a review of the facts and circumstances at the time of filing and the applicable Commission rules and guidance, including Rule 13e-3 under the Exchange Act and the Outline. The filing persons have concluded that no directors or executive officers of the Company other than Mr. Bekenstein should reasonably be characterized as affiliates of the Company that are participating, directly or indirectly, in the transaction and, therefore, that no additional directors or executive officers of the Company should be named as filing persons.

In the Outline, the Staff noted that it “consistently has taken the position that members of senior management of the issuer that is going private are affiliates of that issuer.” However, the Staff also noted in the Outline that the question of whether a particular affiliate of an issuer is engaged in a going-private transaction is an issue separate from the determination that such person is an affiliate and depends on all of the relevant facts and circumstances of the transaction. The Outline provides that an important aspect of the Staff’s analysis of this issue is whether the issuer’s management ultimately would (i) hold a material amount of the surviving corporation’s outstanding equity securities, (ii) occupy seats on the surviving corporation’s board of directors in addition to senior management positions and (iii) otherwise be in a position to “control” the surviving corporation within the meaning of Rule 12b-2 under the Exchange Act. We discuss each of these factors in greater detail below.

Mr. Adé K. Heyliger
Securities and Exchange Commission
March 20, 2008

It is important to note that, as described in the “Background of the Merger” section beginning on page 18 of the Proxy Statement, early in the special committee’s review of strategic alternatives, the special committee determined to prohibit members of the Company’s management from engaging in any discussion or negotiations with any potential purchaser regarding their post-closing employment arrangements, compensation, board representation or equity investment in the surviving entity in any transaction. This prohibition extended not only until the merger agreement with Bain was executed but also throughout the “go-shop” period. Following the expiration of the “go-shop” period on March 15, 2008, the special committee authorized Mr. Lissy to commence discussions on behalf of the Interested Directors (other than Mr. Bekenstein) and the Company’s management team with Bain regarding the potential for rollover equity commitments for the Interested Directors (other than Mr. Bekenstein) and the Company’s management team as well as the availability of equity incentives for the Company’s management team after the consummation of the merger. As of the date of this letter, no such discussions have yet taken place, and there are, accordingly, no agreements between Parent or Bain, on the one hand, and any director or executive officer of the Company, on the other hand, regarding such matters. Bain has, however, informed the Company that it expects to begin discussions shortly with Mr. Lissy on behalf of the Interested Directors (other than Mr. Bekenstein) and the Company’s management team with respect to such matters. Bain has further informed the Company of its intention to cause Parent to seek to retain members of the Company’s existing management team and of its general intentions and expectations with respect to such retention. The discussion below is based upon Bain’s expressed intentions and expectations.
Ownership of Surviving Corporation’s Equity Securities
Bain has informed the Company that it intends to cause Parent to set up an equity-based incentive compensation program and that the Company’s management team would likely be participants in such program. In addition, Bain has informed the Company that it may cause Parent to offer the Interested Directors (other than Mr. Bekenstein) and the executive officers of the Company the opportunity to exchange a portion of their Bright Horizons common stock or options for, or to invest a portion of the cash merger consideration they receive in the merger in, the equity of Parent at the same valuation at which Bain will invest in Parent. Taken as a group, the Interested Directors (other than Mr. Bekenstein) and the executive officers of the Company beneficially own 1,042,274 shares of Bright Horizons common stock on a fully diluted basis assuming the vesting and conversion or exercise of all restricted shares, restricted share units and stock options (together, “Fully Diluted Shares”), or 3.71% of the Company’s total outstanding Fully Diluted Shares. For these Fully Diluted Shares, they will be entitled to receive an aggregate of $35,967,390 in merger consideration. If, in order to illustrate the maximum amount of equity of Parent that these individuals could receive, it were assumed that (i) Bain, Parent and these individuals were to agree that the entirety of this

Mr. Adé K. Heyliger
Securities and Exchange Commission
March 20, 2008

merger consideration (assuming, for ease of discussion, no withholding taxes or other deductions) were to be rolled over into the equity of Parent following the closing of the merger and (ii) that the post-closing equity capitalization of Parent, after taking account of the effects of the equity financing as described in the Proxy Statement, were $600.0 million, then the Interested Directors (other than Mr. Bekenstein) and the executive officers of the Company, as a group, would beneficially own not more than 5.99% of the post-closing equity of Parent. Accordingly, even under assumptions that maximize the amount of equity of Parent that would be held following the closing of the merger by the Interested Directors (other than Mr. Bekenstein) and the executive officers of the Company, none of the Interested Directors (other than Mr. Bekenstein) or the executive officers of the Company, individually or as a group, would hold a controlling equity stake in Parent or the surviving corporation.
Representation on the Board of the Surviving Corporation
As noted above, Mr. Lissy has been authorized on behalf of the Interested Directors (other than Mr. Bekenstein) and the Company’s management team to commence discussions with Bain regarding whether any of these individuals may occupy seats on the board of directors of Parent following the closing of the merger, but no such discussions have yet taken place as of the date of this letter. Bain has not informed the Company that it intends to offer board representation to any of the Company’s current directors (other than Mr. Bekenstein) or executive officers. Even if Bain were to agree with any such individual that he or she would serve on the board of Parent, such individual would serve on the board of Parent only at the discretion of, and would be subject to removal by, Bain and its affiliates as the controlling shareholders of Parent.
Ability to Control the Surviving Corporation
Although Bain has informed the Company that it intends to cause Parent to seek to retain members of the Company’s management team following the consummation of the merger, no discussions have yet commenced regarding the capacities in which any such retained members of the Company’s management team will serve. Moreover, it is expected that Bain and its affiliates would own at least 94.01% of the equity of Parent following the closing even if agreements were to be reached with all of the Interested Directors (other than Mr. Bekenstein) and the executive officers of the Company whereby they would retain 100% of their current equity holdings in the Company, and Bain would therefore have the ability to elect all of the members of the Parent’s board of directors. Therefore, even if the Interested Directors (other than Mr. Bekenstein) and/or the executive officers continue in some capacity with the surviving corporation after the merger is consummated, none of them would be in a position to “control” Parent, as they would operate at the discretion and under the control of Bain.
Based on the foregoing analysis, we do not believe that any director or executive officer of the Company (other than Mr. Bekenstein, who is already a filing person) is engaged in

Mr. Adé K. Heyliger
Securities and Exchange Commission
March 20, 2008

the Rule 13e-3 transaction, and therefore no such individual should be named as an additional filing person in the Transaction Statement.
2.	Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each new filing person added in response to the previous comment. For example, include a statement as to whether each new filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching such a conclusion.

RESPONSE: We respectfully refer the Staff to our response to Comment #1 above for an explanation of why we believe no other filing persons should be named in the Transaction Statement.
PRELIMINARY PROXY STATEMENT
Summary Term Sheet, page 1
3.	Please disclose in this section the number and percentage of the Company’s Common Stock held by Rollover Holders, and the number and percentage held by the directors and executive officers as a group.

RESPONSE: We respectfully refer the Staff to our response to Comment #1 above and to page 5 of the Proxy Statement, where it is stated that (i) discussions between Bain and Mr. Lissy on behalf of the Interested Directors (other than Mr. Bekenstein) and the Company’s management team regarding the possibility of post-closing employment arrangements, compensation, board representation or equity investment in the surviving corporation following the merger have only just been authorized following the expiration of the “go-shop” period, (ii) no such discussions have taken place as of the date of this letter and (iii) accordingly, there are no agreements between Bain or Parent and any Interested Director (other than Mr. Bekenstein) or member of the Company’s management team regarding such matters. As a result, there are, as yet, no confirmed Rollover Holders with respect to whom the disclosure sought in the Staff’s comment can be made. However, the number and percentage of Bright Horizons securities held by the directors and executive officers as a group have been added to the disclosure on page 5 of the Proxy Statement in accordance with the Staff’s comment.
Special Factors
Background of the Merger, page 18
4.	We refer to your disclosure on page 19. Please explain in greater detail, quantifying to the extent possible, the “compelling price” proposal from Bain the special committee would have been prepared to consider without fully exploring other sale opportunities.

Mr. Adé K. Heyliger
Securities and Exchange Commission
March 20, 2008

RESPONSE: The disclosure on page 19 of the Proxy Statement has been modified to address the Staff’s comment.
5.	We refer to your disclosure on page 24. Please disclose the criteria used by the special committee to narrow the list of financial sponsors to contact, and tell us why the special committee chose not to explore a broader sales process.

RESPONSE: The disclosure on page 24 of the Proxy Statement has been modified to address the Staff’s comment. As noted in the modified disclosure on page 24 and on page 19 of the Proxy Statement, the special committee’s decision to approach certain financial sponsors was motivated by (i) concerns relating to the risks of disclosing sensitive Company information to competitors, (ii) concerns that a lack of confidentiality could result in speculation regarding the impact of a sale transaction on the Company’s operations, thereby adversely impacting the Company’s relationship with its employees and clients, as well as parents of children enrolled at the Company’s facilities, and (iii) the greater likelihood that financial sponsors would have interest in making an acquisition proposal.
6.	Please include an update of the “go-shop” process, including the number and types of entities contacted by Evercore and Goldman Sachs to date, the criteria used to identify these entities and the results of these inquiries.

RESPONSE: We respectfully refer the Staff to page 29 of the Proxy Statement, where an update on the status of the “go-shop” process has been added to address the Staff’s comment.
7.	Please expand to disclose the status of the negotiations between Bain and the Rollover Holders regarding their participation in the proposed transaction.

Disclose, if known, whether the Rollover Holders are anticipated to own a material equity interest in the surviving company, occupy board seats, hold senior management positions or otherwise be in a position to control the surviving company.

RESPONSE: An update on the status of discussions between Bain and the Company’s management team has been added on page 58 of the Proxy Statement. As we note in our responses to Comments #1 and #3 above and in the revised disclosure on page 58 of the Proxy Statement, following the end of the “go-shop” period, Mr. Lissy was authorized by the special committee to commence discussions on behalf of the Interested Directors (other than Mr. Bekenstein) and the Company’s management team with Bain. As of the date of this letter, no such discussions have yet taken place, and there is, accordingly, no agreement between Bain or Parent and any Interested Director (other than Mr. Bekenstein) or member of the Company’s management team regarding post-closing

Mr. Adé K. Heyliger
Securities and Exchange Commission
March 20, 2008

employment arrangements, compensation, board representation or equity investment in the surviving corporation following the consummation of the merger.
Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors . . ., page 29
8.	Please note that each filing person must conduct an Item 1014(b) analysis or expressly adopt the conclusion and analyses of the party that performed such analysis in order to fulfill its disclosure obligation. To the extent the special committee is relying on the analyses of Evercore and/or Goldman Sachs to satisfy any of its Item 1014 obligations, they must specifically adopt such analyses. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.

RESPONSE: We respectfully refer the Staff to the modified disclosure on page 32 of the Proxy Statement, where the factors considered by the special committee, and the special committee’s adoption of the analyses of Goldman Sachs and Evercore, are addressed in response to the Staff’s comment.
Opinions of Financial Advisors
Opinion of Goldman, Sachs & Co., page 33
9.	Please quantify the fees the affiliates of Goldman Sachs expect to receive in connection with the financing commitments and facilities that are contingent upon the consummation of the merger.

RESPONSE: We respectfully refer the Staff to the modified disclosure on pages 38, 53 and 55, where additional detail regarding the fees expected to be received by Goldman Sachs and its affiliates in connection with the financing commitments and facilities has been added to address the Staff’s comment.

     The undersigned, on behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Adé K. Heyliger
Securities and Exchange Commission
March 20, 2008

     Please do not hesitate to contact me at (615) 742-6223, Howard Lamar of our firm at (615) 742-6209, or Laura Brothers of our firm at (615) 742-7705 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ James H. Cheek, III
James H. Cheek, III

Enclosures

cc:	David H. Lissy, Bright Horizons Family Solutions, Inc.
Mary Ann Tocio, Bright Horizons Family Solutions, Inc.
Elizabeth J. Boland, Bright Horizons Family Solutions, Inc.
Stephen I. Dreier, Bright Horizons Family Solutions, Inc.

Howard H. Lamar III, Bass, Berry & Sims PLC
Laura R. Brothers, Bass, Berry & Sims PLC

Creighton O’M. Condon, Shearman & Sterling, LLP
Eliza W. Swann, Shearman & Sterling, LLP

R. Newcomb Stillwell, Ropes & Gray LLP
William M. Shields, Ropes & Gray LLP

Eduardo Gallardo, Gibson, Dunn & Crutcher LLP
Caroline Spector-Dicks, Gibson, Dunn & Crutcher LLP

Charles E. Engros, Jr., Morgan, Lewis & Bockius LLP
R. Alec Dawson, Morgan, Lewis & Bockius LLP